# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Abits Group Inc, CIK 0001864055
CUSIP: G6S34K113
Title of class of securities: Ordinary Shares of capital stock, no par value
Address of issuer's principal executive offices: Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China (F4), 200040
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0002152924
Persons authorized to receive notices and communications: Abraham Cinta., 1539 Nanjing West Road, Office Tower 2, Floor 43, Kerry Center,, Shanghai, China (F4), 200040, 86 18616389487

## Reporting persons
- ARC Group International Ltd. (CIK 0002152924): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 805,353; shared voting power 0; sole dispositive power 805,353; shared dispositive power 0; aggregate amount beneficially owned 805,353 (22.7% of the class)
  Comment: The 805,353 shares beneficially owned by ARC Group International Ltd. represent (i) 461,354 Ordinary Shares held directly, and (ii) 10,666 Ordinary Shares and 333,333 Preferred Shares held indirectly through ownership of all of the issued and outstanding share capital of Bridgeforrest (BVI) Inc., a British Virgin Islands holding company. Each Preferred Share is convertible into one Ordinary Share at the option of the holder and entitles the holder to six votes at any meeting of shareholders or on any resolution of shareholders. The Preferred Shares are also automatically convertible upon certain "Reorganization Events" as defined in the Issuer's Memorandum and Articles of Association. The percent of class is based on 3,214,445 Ordinary Shares of the Issuer's capital stock issued and outstanding as of August 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares of capital stock, no par value
Name of issuer: Abits Group Inc
Address of issuer's principal executive offices: Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China (F4), 200040

## Item 2. Identity and Background
Name of person filing: ARC Group International Ltd.
Residence or business address: The principal office and business address of the Reporting Person is: 1539 Nanjing West Road Office Tower 2, Floor 43, Kerry Center, 200040 Shanghai, China.
Present principal occupation or employment: ARC Group International Ltd.'s principal business is an investment bank and advisory firm.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: ARC Group International Ltd. is organized under the laws of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 461,354 Ordinary Shares held directly by ARC Group International Ltd. and the 10,666 Ordinary Shares and 333,333 Preferred Shares held indirectly through Bridgeforrest (BVI) Inc. (the "Shares") were acquired for an aggregate of $8,500,000, consisting of $5.0 million cash and a promissory note for $3.5 million, bearing 12% interest annually and maturing in August 2027 (the "Note"). Arc Group International will pay an additional $5.0 million in cash within 30 days of February 1, 2027, if the Issuer does not acquire additional assets or business operations from a third party (a "Business Acquisition") by such date.

The source of funds used and to be used in making the purchase of the Ordinary Shares held directly by the Reporting Person and the equity interests in BVI (collectively, the "Seller Shares") through which the Reporting Person indirectly purchased the Preferred Shares and the Ordinary Shares held by BBI was existing working capital funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer pursuant to a Securities Purchase Agreement, dated as of August 3, 2026, by and among ARC Group International Ltd., Conglin (Forrest) Deng, the Chief Executive Officer of the Issuer, Bridgeforrest (BVI) Inc., a British Virgin Islands holding company ("BBI"), Alwin Creative Inc., a British Virgin Islands company of which Mr. Deng is the sole Director, and Abits Group Inc. (the "Purchase Agreement"). The Reporting Person acquired the Shares (including indirectly through its purchase of the ownership interests in BBI) for investment purposes.

Among other things, the Purchase Agreement provided that, effective at closing of the purchase and sale of the Seller Shares (the "Closing"), the Issuer's board of directors (the "Board") would consist of then-current directors Mr. Deng, Khuat Leok Choong, Lionel, and Yanyan Sun, and two independent directors designated by the Reporting Person, Phillip Balatsos and Andrew Hancox. In accordance therewith, effective as of the Closing, Tao Xu and Chuan Zhan resigned from the Board and Messrs. Balatsos and Hancox became members of the Board.

The Purchase Agreement also provided that, effective at Closing, the Issuer would authorize the appointment of a Chief Investment Officer of the Issuer and appoint Steven Faucetta, who had been designated to serve as such by the Reporting Person, to serve as such Chief Investment Officer. As a result, Mr. Faucetta was appointed as the Issuer's Chief Investment Officer effective August 5, 2026. Further, in accordance with the terms of the Purchase Agreement, effective at Closing, the Issuer established a temporary subcommittee of the Nominating Committee of the Board consisting of Messrs. Balatsos and Hancox (or their successors) (the "Nominating Subcommittee"), which is vested for a period of 18 months following Closing with full authority to appoint officers to any vacancies to any named executive officer positions, which will include Mr. Deng upon his termination. In addition, the Board has authorized the Nominating Subcommittee to recommend successors to replace Mr. Deng on the Board in the event of his resignation from the Board under the circumstances described further below.

The Purchase Agreement anticipates that the Issuer will consummate one or more Business Acquisitions within 180 days following the Closing, or February 1, 2027. The Reporting Person plan to work towards having the Issuer a Business Acquisition that is complementary to the Issuer's existing business.

Pursuant to the terms of the Purchase Agreement, the Issuer and Mr. Deng entered into an amended and restated employment agreement (the "Deng Employment Agreement"). The Deng Employment Agreement provides for a term of 18 months and that Mr. Deng's employment may be terminated prior to the end of such term by the Issuer with or without Cause (as defined therein), by Mr. Deng with or without Good Reason (as defined therein), and by the Nominating Subcommittee upon certain events as set forth therein, upon which Mr. Deng will also automatically resign and cease to serve as a member of the Board.

The Purchase Agreement also provides that during the period ending on the earlier of six months after the Closing and the date on which the Reporting Person holds less than 5% of the Issuer's voting power, the Issuer generally may not issue equity or equity-linked securities without the Reporting Person's prior written consent, subject to exceptions for awards under equity incentive plans in effect at the Closing and issuances required by contractual obligations existing at the Closing.

In addition, in accordance with the terms of the Purchase Agreement, the Issuer and Mr. Deng entered into a right of refusal agreement, dated as of August 3, 2026 (the "ROFR Agreement"), pursuant to which the Issuer granted to Mr. Deng a right of first refusal (the "ROFR") to purchase its business, assets and operations as the same existed at the time of Closing (the "Legacy Business"), if the Issuer determines to sell or otherwise transfer the Legacy Business to a third party, within nine months following the Closing. In connection therewith, Mr. Deng assigned his rights with respect to the Note to the Issuer; if Mr. Deng purchases the Legacy Business pursuant to the ROFR Agreement, the Note assignment will become permanent and will be the consideration paid by Mr. Deng for his purchase of the Legacy Business. The ROFR Agreement provides that, while the ROFR is outstanding, Mr. Deng will be the sole director and officer of the subsidiary of the Issuer through which the Issuer conducts the Legacy Business and the Issuer will have no authority to operate the subsidiary or the Legacy Business, subject to applicable law.

Some or all of the above plans and/or proposals may cause the Ordinary Shares to be delisted from the Nasdaq Stock Market LLC.

The above discussion of certain terms of the Purchase Agreement, the Deng Employment Agreement, and the ROFR Agreement do not purport to be complete descriptions of such agreements and are qualified in their entirety by reference to the full text of each such agreement filed as an exhibits to this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The 805,353 shares beneficially owned by ARC Group International Ltd. represent (i) 461,354 Ordinary Shares held directly, and (ii) 10,666 Ordinary Shares and 333,333 Preferred Shares held indirectly through ownership of all of the issued and outstanding share capital of BBI. Each Preferred Share is convertible into one Ordinary Share at the option of the holder and entitles the holder to six votes at any meeting of shareholders or on any resolution of shareholders. The percent of class is based on 3,214,445 Ordinary Shares of the Issuer's capital stock issued and outstanding as of August 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote - 805,353 shares

Shared power to vote or direct the vote - 0 shares

Sole power to dispose or direct the disposition - 805,353 shares

Shared power to dispose or direct the disposition - 0 shares
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As discussed under Item 4 of this Form 13D, the Purchase Agreement provides that if the Issuer consummates a Business Acquisition by February 1, 2026, the Issuer will issue additional Ordinary Shares to Mr. Deng having an aggregate value of $5,000,000 (the "Additional Ordinary Shares"). The number of Additional Ordinary Shares issuable hereunder will be determined based on the volume weighted average price ("VWAP") per share of the Ordinary Shares (as reported by Nasdaq or such other nationally recognized exchange on which the Company's securities are then listed for trading, and if none or not otherwise available, then as reported by Bloomberg, L.P.) during the 10 consecutive trading days immediately preceding (a) the public announcement of such Business Acquisition, (b) the entry into definitive transaction documents in connection with such Business Acquisition or (c) the date of issuance thereof, whichever has the lowest VWAP.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Securities Purchase Agreement, dated as of August 5, 2026, by and among ARC Group International Ltd., Conglin (Forrest) Deng, Bridgeforrest (BVI) Inc., Alwin Creative Inc., and Abits Group Inc.

99.2 - First Amended and Restated Employment Agreement, dated as of August 5, 2026, by and between Abits Group Inc. and Conglin (Forrest) Deng

99.3 - Right of Refusal Agreement, dated as of August 5, 2026, by and between Abits Group, Inc. and Conglin (Forrest) Deng

## Signatures
- ARC Group International Ltd.: /s/ Abraham Cinta, Abraham Cinta, Chief Executive Officer (09/08/2026)